NEAR-FIELD DYNAMICS, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2025

MAZANEC, BAUER & ASSOCIATES, P.L.C.
Certified Public Accountants
Eagan, Minnesota

TABLE OF CONTENTS   **PAGE NO.**



Mazanec,
Bauer &
Associates, P.L.C.
Certified Public Accountants

To the Board of Directors
Near-Field Dynamics, Inc.
Savage, Minnesota

Management is responsible for the accompanying financial statements of Near-Field Dynamics, Inc., which comprise the balance sheet as of December 31, 2025 and the related statements of income, stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements, in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Supplementary Information

The supplementary information included in the accompanying schedules of research and development expenses and general and administrative expenses for the year ended December 31, 2025 is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information is the representation of management. The information was subject to our compilation engagement, however, we have not audited or reviewed the supplementary information, and accordingly, do not express an opinion, a conclusion, nor provide any assurance on such information.

Mazanec, Bauer & Associates, P.L.C.

MAZANEC, BAUER & ASSOCIATES, P.L.C.
Certified Public Accountants

April 27, 2026

2600 Eagan Woods Drive, Suite 210 • Eagan, Minnesota 55121-1123 • (651) 454-7241 • Fax (651) 454-2015

NEAR-FIELD DYNAMICS, INC.
BALANCE SHEET
DECEMBER 31, 2025

ASSETS

		2025
Current Assets		
Cash and Equivalents	$	97,218
Stock Subscription Receivable		2,117
Total Current Assets		99,335
Property and Equipment		-
Equipment		30,189
Less: Accumulated Depreciation		(2,982)
Net Property and Equipment		27,207
Other Assets		
Deferred Income Taxes		16,500
Total Assets	$	143,042

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Expense Reimbursements Payable	$	7,418
Total Current Liabilities		7,418
Long-Term Liabilities		
SAFE Note Payable		70,000
Total Long-Term Liabilities		70,000
Total Liabilities		77,418
Stockholders' Equity:		
Capital Stock, 2,998,453 shares issued		-
7,001,547 shares available (ungranted)		
Paid-In Capital		99,883
Retained Earnings (Deficit)		(34,259)
Total Stockholders' Equity		65,624
Total Liabilities and Stockholders' Equity	$	143,042

See accompanying notes and accountant's compilation report.

NEAR-FIELD DYNAMICS, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2025

	2025
Revenue	$ -
Operating Expenses:	
Research and Development Expenses	29,114
General and Administrative Expenses	22,511
Total Operating Expenses	51,625
Operating Income (Loss)	(51,625)
Other Income (Expense):	
Interest Income	866
Income (Loss) Before Provision For Income Taxes	(50,759)
Provision for Income Taxes	16,500
Net Income (Loss)	$ (34,259)

NEAR-FIELD DYNAMICS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2025

	Common Stock	Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2025	$ -	$ -	$ -	$ -
Capital stock		99,883		99,883
Net loss	-	-	(34,259)	(34,259)
Balance, December 31, 2025	$ -	$ 99,883	$ (34,259)	$ 65,624

NEAR-FIELD DYNAMICS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2025

		2025
Cash Flows from Operating Activities:		
Net income (loss)	$	(34,259)
Adjustments to reconcile net income to		
net cash provided (used) by operating activities:		
Depreciation		2,982
Deferred Income Taxes		(16,500)
Changes in operating assets and liabilities:		
Stock subscription receivable		(2,117)
Accrued expenses		7,418
Net Cash Provided (Used) by Operating Activities		(42,476)
Cash Flows from Investing Activities:		
Purchases of fixed assets		(30,189)
Net Cash Provided (Used) by Investing Activities		(30,189)
Cash Flows from Financing Activities:		
Proceeds from issuance of SAFE note		70,000
Proceeds from issuance of common stock		99,883
Net Cash Provided (Used) by Financing Activities		169,883
Net Increase (Decrease) in Cash		97,218
Cash at Beginning of Year		-
Cash at End of Year	$	97,218
Supplemental Disclosure of Cash Flow Information:		
Cash paid for:		
Interest	$	-
Income taxes	$	-

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Near-Field Dynamics, Inc. (the Company) was formed in July of 2024 and commenced operations in 2025. The Company is a hard technology startup whose vision is to power vehicles wirelessly as they drive. The Company's go-to-market strategy is to power IoT products and factory automation systems as they scale the technology to power vehicles as they drive. The Company is developing composites and antennas which enable wirelessly powering vehicles as they drive along with the electronic systems required to implement wireless power applications.

A summary of significant accounting policies follows:

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2025.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized, while repairs and maintenance costs are charged to expense. The cost of assets retired or sold, together with the related accumulated depreciation, is removed from the appropriate asset and depreciation accounts, and the resulting gain or loss is included in income.

The depreciation methods and the estimated useful lives of the equipment are as follows:

Description	Method	Estimated Useful Life
Equipment	Straight line	3-7 years

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial statement and tax reporting purposes. Additionally, deferred taxes are also recognized for net operating losses that are available to offset future taxable income. Valuation allowances are provided for deferred tax assets based on management's projection of the sufficiency of future taxable income to realize the assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

As of the balance sheet date, the Company has yet to generate revenue. The Company is a startup and is currently in the research and development stage. The Company will recognize revenue in accordance with ASC 606, once the Company begins generating revenue.

NOTE 2 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2025
Property and equipment	$ 30,189
	30,189
Accumulated depreciation	(2,982)
Net property and equipment	$ 27,207
Depreciation expense	$ 2,982

NOTE 3 – SAFE NOTE PAYABLE

On January 23, 2025, the Company entered into a Simple Agreement for Future Equity (SAFE) with an investor for the purpose of raising capital. Under the terms of the SAFE note payable, the Company received a total of $70,000 in exchange for certain capital stock rights in the Company. SAFE notes don't accrue interest or have a maturity date.

SAFE notes are generally classified as long-term liabilities until specific equity conversion events occur. As of the balance sheet date, no equity conversion or reclassification of the SAFE has occurred.

There are no maturity requirements on the SAFE note payable.

NOTE 4 - PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

		2025
Current Income Taxes		
Federal	$	-
State		-
Change in Deferred Tax		
Federal		(11,000)
State		(5,500)
	$	(16,500)

The Company has no uncertain tax positions or returns under review. Management believes no valuation allowance is deemed necessary at December 31, 2025 for the deferred tax asset.

NOTE 5 – INITIAL COMMON STOCK ISSUANCE

The Company's initial issuance of common stock was made to its co-founders on July 12, 2024. Each co-founder received 4,000,000 shares of common stock, subject to vesting provisions. On the twelve-month anniversary date of July 12, 2025, 25% of these founders' shares vested. Each month thereafter, an additional $1/48^{th}$ of the shares vest with a total of 2,833,333 of the 8,000,000 founders' shares vested as of December 31, 2025.

NOTE 6 – CROWDFUNDING COMMON STOCK ISSUANCE

The Company completed a crowdfunding common stock offering during the period of May 19 through December 1, 2025. Investors' commitments were finalized before year-end, with the remaining cash being received in January 2026. In accordance with U.S. GAAP, the committed equity subscriptions, net of stock issuance costs, were recorded as paid-in capital as of December 31, 2025, with a corresponding stock subscription receivable recognized for the amounts not yet collected at year-end.

NOTE 7 – GOING CONCERN

The accompanying financial statements have been prepared with the assumption that the Company will continue as going concern. The Company is a startup and has not yet generated any revenue, as it is currently in the research and development stage. As of the balance sheet date, the Company has incurred operating losses and an accumulated earning deficit. The Company believes they will raise necessary capital to fund the research and development costs necessary to bring the technology to market.

SUPPLEMENTARY INFORMATION

NEAR-FIELD DYNAMICS, INC.
SCHEDULE OF RESEARCH AND DEVELOPMENT EXPENSES
YEAR ENDED DECEMBER 31, 2025

		2025
Research and Development Expenses		
Patent attorney fees	$	17,159
Depreciation expense		2,982
Research supplies		8,973
Total Research and Development Expenses	**$**	**29,114**

See accountant's compilation report.

NEAR-FIELD DYNAMICS, INC.
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
YEAR ENDED DECEMBER 31, 2025

	2025
General and Administrative Expenses	
Consulting fees	$ 10,000
Business taxes and licenses	450
Bank charges	22
Computer expenses	400
Marketing and advertising	1,146
Payroll taxes	74
Professional fees	3,425
Salaries and wages	757
Supplies	119
Conferences and meetings	2,400
Meals	462
Miscellaneous	120
Travel	3,136
Total General and Administrative Expenses	**$ 22,511**